

Mail Stop 4628

December 30, 2015

Greggory Bigger
Chief Executive Officer
QS Energy, Inc.
735 State Street, Suite 500
Santa Barbara, CA 93101

> **Re:** **QS Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2014**
> **Filed March 16, 2015**
> **File No. 0-29185**

Dear Mr. Bigger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 3

1. You state at page 3 that your "intellectual property portfolio includes 47 domestic and international patents and patents pending . . . ." Please revise to clarify how many of the 47 patents you have actually obtained, and how many of them are actively pending. For example, if all 47 patents relate to your AOT technology, revise to so state. If any relate to technologies which no longer form an active part of your business, provide the details to clarify this.

2. Please us with support for your statement that "AOT has been proven in U.S. Department of Energy tests and other independent tests…to increase the energy efficiency of oil pipeline pump stations.

3.   Provide us with support for all assertions in your document regarding the purported efficacy or "proven" status of your technology, including your claim at page 5 that you "have proven our ability to build, deliver and operate our AOT equipment on a high-volume commercial pipeline…." Provide us with all test results and reports which you claim "prove" your technology. Provide comparable support for your statements later about your Joule process.

4.   Explain the basis for your claim at page 5 that "key players in the pipeline industry continue to demonstrate strong interest in our technologies." Identify those "key players" and explain how they have demonstrated their "strong interest."

5.   At page 11, you suggest that producers "would also benefit from their midstream transporters implementing our AOT 2.0 transmission-line series by its ability to increase the overall flow capacity…." Clarify for the reader your reference to your "AOT 2.0 transmission-line series."

6.   We note your statement at page 14 that "our technology is commercially unproven and the use of our technology by others is limited." Explain the reference to this "limited" usage.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 24

7.   Please quantify the amount of additional funds that you will need to operate your business and, to the extent, indicate the approximate amounts that you will need:

- pursuant to your agreements with Temple University;

- to fund product development and commercialization;

- to manufacture and ship your products; and

- to fund the other items listed under "Summary."

Similarly, please ensure that your discussion of issuances of unregistered securities at page 21 provides for each applicable issuance all information that Item 701 of Regulation S-K requires. In that regard, we note that you have not provided the date of sale of your unregistered securities, the name of the persons or class of persons to whom you issued the securities, or the facts you relied upon to make the "Section 4(2) and/or Regulation S" exemption(s) available. Also, provide enhanced disclosure regarding the issuance of convertible notes that you reference at page 24. We note the discussion in the notes to your unaudited June 30, 2015 financial statements relating to non-interest bearing convertible notes that you issued in spring 2015. We are unable to locate the documents underlying that issuance listed in the exhibit list of any of your filings. See Item 2.03 of Form 8-K.

Exhibits, Financial Statement Schedules, page 50

8.   Please file or incorporate by reference all material agreements that Item 601(b)(10) of Regulation S-K requires you to file, including without limitation the following:

- The research agreement with Temple University and any amendments thereto, which you reference in Note 6 to your financial statements at page F-15; and

- All equity compensation plans, including the plan(s) pursuant to which you provide your board committee members with a monthly fee and pursuant to which you have issued options, warrants, and rights to purchase 16,760,000 shares of common stock at $0.26 per share, as you indicate in the second row of your equity compensation plan table (see the related disclosure at pages 44 and 45).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources